

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 6010

October 15, 2008

<u>Via U.S. Mail and Facsimile</u>

Mr. Arthur L. Herbst, Jr.
President and Chief Financial Office
Young Innovations, Inc.
13705 Shoreline Court East
Earth City, Missouri 63045

> **Re:**   **Young Innovations, Inc.**
> **Form 10-K for the Year Ended December 31, 2007**
> **Filed March 14, 2008**
> **File No. 000-23213**

Dear Mr. Herbst:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K as of December 31, 2007

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operation, page 17

Year Ended December 31, 2007 Compared to Year Ended December 31, 2006, page 19

1.   With respect to your selling, general and administrative expenses, you state that "the remaining SG&A increase was primarily due to increased investments in infrastructure to support [your] long-term growth objectives." Please tell us and revise future filings to provide more detailed and specific discussion of the "investments in infrastructure" that you made during the year. For example, clarify if this represents purchases of new equipment and, if so, how that impacted your SG&A expenses.

Item 8. Financial Statements and Supplementary Data, page 23

Note 2. Summary of Significant Accounting Policies, page 30

Revenue Recognition, page 31

2.   We note from pages 5 and 11 that approximately 27% of your sales were made through two distributors. Please expand your revenue recognition policy in future filings to specifically address transactions with distributors. Describe the significant terms of your agreements with distributors, including payment, exchange, price protection, discounts, sales incentives, stock rotation, volume pricing and other significant matters. Refer to SAB 104 and SFAS 48 as necessary.

Note 21. Commitments and Contingencies, page 44

3.   If material, please revise future filings to include a tabular reconciliation of the changes in your accrual for warranty costs for the reporting period in accordance with paragraph 14.b. of FIN 45.

General

4.   We note from your disclosures on pages 3 – 5 that you offer many different products. We also note from your disclosures on page 13 that you have some foreign operations. Please revise future filings to provide the disclosures required by paragraphs 37-38 of SFAS 131.

Form 10-Q for the Quarterly Period Ended June 30, 2008

Item 1. Financial Statements, page 2

5.   We note that you have "only adopted the provisions of SFAS 157 with respect to [your] financial assets and liabilities that are measured at fair value within the financial statements as of January 1, 2008." Additionally, we note from your December 31, 2007 Form 10-K that you are invested in a private equity investment fund and that the investment value recorded approximates fair value. Please revise future filings to provide the disclosures required by paragraphs 32 – 35 of SFAS 157 as they relate to this investment.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Lynn Dicker, Staff Accountant, at (202) 551-3616 or me at (202) 551-3643 if you have questions regarding comments on the financial statements and related matters. In this regard, do not hesitate to contact me or Martin James, Senior Assistant Chief Accountant, at (202) 551-3671 with any questions.

Sincerely,

Kevin L. Vaughn
Accounting Branch Chief